Hotchkis & Wiley Funds
725 South Figueroa Street, 39th Floor
Los Angeles, CA 90017-5439

December 26, 2012

Mr. Edward Bartz
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Hotchkis & Wiley Funds (the “Trust”)
 File Nos.:  333-68740 and 811-10487

Dear Mr. Bartz:

The purpose of this letter is to respond to oral comments received by representatives of U.S. Bancorp Fund Services, LLC, from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on November 28, 2012, regarding the Staff’s recent Sarbanes-Oxley review of the Trust’s annual certified shareholder report for the fiscal year ended June 30, 2012 filed on Form N-CSR on August 29, 2012 (the “Annual Report”) and the Trust’s annual report of proxy voting record for the 12 months ended June 30, 2012 filed on Form N-PX on August 29, 2012 (“Form N-PX”).  In addition, the Staff provided comments on the Trust’s Post-Effective Amendment (“PEA”) No. 26 to the Trust’s Registration Statement on Form N-1A.  PEA No. 26 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A on October 12, 2012, for the purpose of registering shares of a new series of the Trust – the Hotchkis & Wiley Global Value Fund (the “Fund”).

The Trust will file PEA No. 27 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate responses to the Staff’s comments regarding PEA No. 26 and file updated exhibits to the Registration Statement.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A Registration Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the Registration Statement;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made therein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

Mr. Edward Bartz
Securities and Exchange Commission
December 26, 2012

For your convenience, the Staff comments have been reproduced in bold typeface and are immediately followed by the Trust’s responses.

Annual Report – Financial Highlights Table  – Hotchkis & Wiley Capital Income Fund

1.
Staff Comment: For the line items referring to the total return for the fiscal year ended June 30, 2012, please explain the reason by which the Class A total return is 8.37% and the Class I total return is 7.76%, even though Class I shares of the Capital Income Fund have a lower expense ratio than Class A shares.

Response:  The Trust responds by directing the Staff to the Notes to the Financial Statements.  In Note 1 – Income and Expense Allocation on page 52 of the Annual Report, the Trust provides a brief recitation of the allocation policies of the Trust. For the Capital Income Fund, on certain days during the fiscal year ended June 30, 2012, subscriptions into the Class A shares, which did not settle for several days, affected the allocation of unrealized losses when striking the NAV, thereby shifting unrealized losses to Class I shares. Since Class A shares have substantially less net assets than Class I shares, the effect of unsettled subscriptions and large unrealized losses can affect each class’s return.

Annual Report and Form N-PX

2.
Staff Comment:  In the signature pages and certifications to the annual certified shareholder report, semi-annual certified shareholder report and Form N-PX, please label the signatories as “Principal Executive Officer” and “Principal Financial Officer” rather than “President” and Treasurer.”

Response:  The Trust responds by stating that it will make the requested changes going forward.

Prospectus – Fund Summary – Fees and Expenses Table

3.	Staff Comment: Please revise the Fees and Expenses Table to include the 0.75% maximum deferred sales charge for Class A shares.

Response: The Trust responds by adding the following footnote to the Fees and Expenses Table:

“(a) You may be charged a deferred sales charge of up to 0.75% if you invest $1,000,000 or more in Class A shares and you redeem your shares within one year after purchase.”

Mr. Edward Bartz
Securities and Exchange Commission
December 26, 2012

4.	Staff Comment: Please confirm that the Operating Expense Limitation Agreement will expire at least one year from the effective date of the Prospectus.

Response: The Trust supplementally confirms that, unless continued, the Operating Expense Limitation Agreement will expire on December 31, 2013, per revised footnote (c) to the Fees and Expenses Table.  Thereafter, the Advisor may change or eliminate the expense limits only upon 30 days’ prior notice to the Fund’s shareholders.

5.	Staff Comment: Please file the Operating Expense Limitation Agreement via EDGAR submission.

Response: The Trust confirms that it will file the Addendum to the Operating Expense Limitation Agreement with PEA No. 27 to its Registration Statement.

Prospectus – Fund Summary – Principal Investment Strategy

6.
Staff Comment:  In the second sentence of the first paragraph of the “Principal Investment Strategy,” please revise the language surrounding investment of 40% of net assets to refer to borrowings for investment purposes.

Response: The Trust responds by revising the sentence as follows (additional language is underlined for your convenience):

“Under normal circumstances, the Fund will invest at least 40% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities…”

7.
Staff Comment:  The second sentence of the first paragraph of the “Principal Investment Strategy” states that the Fund will invest in the equity securities of companies organized or headquartered outside the United States.  Please discuss how the country of legal organization or geographic location of a company’s headquarters exposes that company’s business or assets to the economic risks of that country.  Alternatively, revise the guideline for portfolio investments of the Fund.

Response: The Trust responds by revising the sentence as follows (additional language is underlined for your convenience), including the change from Comment #6 above:

Under normal circumstances, the Fund will invest at least 40% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of companies located outside of the U.S.  The Advisor determines where a company is located, and thus whether a company is located outside the U.S. or in an emerging market, by referring to:  its primary stock exchange listing; where it is registered, organized or incorporated; where its headquarters are located; where it derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed; or where at least 50% of its assets are located.

Mr. Edward Bartz
Securities and Exchange Commission
December 26, 2012

8.	Staff Comment: In the “Principal Investment Strategy” section, please provide the market capitalization of the equity securities in which the Fund will invest.

Response:  The Trust responds by adding the following sentence to the end of the first paragraph of the “Principal Investment Strategy” section.

“The Fund invests in companies of any size market capitalization.”

9.
Staff Comment: The second paragraph of the “Principal Investment Strategy” states that the Fund may invest in other investment companies, including ETFs. However, the Fees and Expenses Table does not include a line item for Acquired Fund Fees and Expenses (“AFFE”).

Response: The Trust supplementally confirms that a separate line item for AFFE is not appropriate at this time, in accordance with Item 3(f)(i) of Form N-1A.

Prospectus – Fund Summary – Tax Information

10.	Staff Comment: In the “Tax Information” section, please add a statement that tax-deferred arrangements may be taxed later upon withdrawal of monies from those arrangements.

Response:  The Trust will make the requested change and add the following sentence:

“Such tax-deferred arrangements may be taxed later upon withdrawal of monies from those arrangements.”

Prospectus – Management of the Fund – Prior Performance of the Advisor’s Comparable Accounts

11.
Staff Comment: In the first sentence of the “Prior Performance of the Advisor’s Comparable Accounts” section, please confirm whether other registered investment companies are included in the “composite of separate investment advisory accounts managed by the Advisor since June 30, 2011.”

Response:  The Trust supplementally confirms that no other registered investment companies managed by the Advisor are included in the Composite.

12.
Staff Comment: In the second sentence of the “Prior Performance of the Advisor’s Comparable Accounts” section, please include the word “substantially” in the discussion of the Advisor’s management of separate investment advisory accounts similar to the Fund.

Response:  The Trust responds by revising the sentence as follows (additional language is underlined for your convenience):

“The Composite contains all of the Advisor’s separate investment advisory accounts that are managed in a manner substantially similar to the Fund.”

Mr. Edward Bartz
Securities and Exchange Commission
December 26, 2012

13.
Staff Comment:  In the second sentence of the second paragraph of the “Prior Performance of the Advisor’s Comparable Accounts” section, please revise the discussion to focus more clearly on the effect of the Fund’s expense structure on the Composite.

Response:  The Trust responds by revising the sentence as follows (additional language is underlined for your convenience):

“To the extent that the operating expenses incurred by the separate investment advisory accounts are lower than the expected operating expenses of the Fund, the use of the Fund’s expense structure would have lowered the performance results of the Composite.”

14.
Staff Comment:  In the “Prior Performance of the Advisor’s Comparable Accounts” section, please include a footnote to the Annual Total Returns for the Hotchkis & Wiley Global Value Composite and the Russell Developed Index Table to include the average annual total returns for the life of the Composite and the Index.

Response:  The Trust responds by adding the following footnote to the table:

“* The Hotchkis & Wiley Global Value Composite commenced operations on July 1, 2011. Since inception through October 31, 2012, the Hotchkis & Wiley Global Value Composite’s average annual total return is 3.63% and the Russell Developed Index’s average annual total return is 0.65%.”

Statement of Additional Information – Management – Trustee and Officer Table

15.
Staff Comment:  In the Trustee and Officer Table, please disclose the Trustees’ other directorships held during the past five years by modifying the column heading to read “Other Directorships Held by Trustee During the Past 5 Years.”

Response:  The Trust confirms that all directorships of publicly listed companies and registered investment companies are properly listed in the Trustee and Officer Table, and that the column heading “Other Directorships Held by Trustee” is in conformance with Item 17(a)(1) of Form N-1A.  However, the Trust will revise the paragraph entitled “Biographical Information” preceding the Trustee and Officer Table as follows (additional language is underlined for your convenience):

“Biographical Information. Certain biographical and other information relating to the Trustees of the Trust is set forth below, including their years of birth, their principal occupations for at least the last five years, the length of time served, the total number of portfolios overseen for funds advised by the Advisor and public directorships and fund directorships held by the Trustee during the past five years.”

*     *     *     *     *     *

Mr. Edward Bartz
Securities and Exchange Commission
December 26, 2012

If you have any questions regarding the enclosed, please do not hesitate to contact Edward Paz of U.S. Bancorp Fund Services at (414) 765-5366.

Very truly yours,

/s/ Anna Marie Lopez
Anna Marie Lopez
President
Hotchkis & Wiley Funds

cc:   Karin Jagel Flynn, Vedder Price P.C.